

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 12, 2008

Mr. Philip Yee
Chief Financial Officer
Canarc Resource Corp.
Suite #800 – 850 West Hastings Street
Vancouver, BC, Canada   V6C 1E1

> **Re: Canarc Resource Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed July 2, 2007**
> **Response Letters Dated January 22, 2008 and January 25, 2008**
> **File No. 000-18860**

Dear Mr. Yee:

    We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2006, and response letters dated January 22, 2008 and January 25, 2008, and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2006

General

1.   We note that in response to comment 3 of our January 8, 2008 letter, you proposed certain language that would set forth the reasons for filing your amendment in the forepart of the document, although this language does not appear in your draft amendment. We also note that you excluded the restated financial statements from this document and have not reflected other changes which you agreed to make during this review. Please ensure that you add the explanatory note and show all necessary revisions, also addressing the comments in this letter, and file your amendment without delay.

2.   We note that you did not comply with comment 2 of our January 24, 2008 letter, in which we asked you to add disclosures setting forth various assumptions

underlying your estimates of inferred, indicated and measured resources, as they relate to the prospects for economic extraction. Although you did not address this comment directly, we understand from the explanation offered in "Schedule B" to your January 25, 2008 response letter, stating "…the Company cannot, with any certainty, state what assumptions the consulting engineers made in its assumptions of the reasonable prospects for economic extraction," that you are unable to support this basic tenet of estimation. And you state that you will remove the resource estimates from the filing. We see that you have made this revision in the draft amendment. Therefore, please add language with your explanatory note, to be added in the forepart of your amended filing, clarifying that you have removed the estimates of inferred, indicated and measured resources because you had not established a reasonable basis for estimating economic extraction for the range depicted.

3.   Please submit your December 28, 2007 response letter on EDGAR, as previously requested, as well as all future correspondence.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718, with questions about engineering comments. Please contact me, at (202) 551-3686, with any other questions.

                                Sincerely,

                                Karl Hiller
                                Branch Chief